UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Willbros Group, Inc.
(Name of Subject Company (Issuer))
Willbros Group, Inc.
(Name of Filing Persons (Offeror))
6.5% Convertible Senior Notes due 2012
(Title of Class of Securities)
969199AD0
(CUSIP Number of Class of Securities)
Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
(713) 403-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
COPIES TO:
Robert J. Melgaard, Esq.
Mark D. Berman, Esq.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
(918) 586-5711
(918) 586-8548 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,050,000	$2,285.17

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 6.5% Convertible Senior Notes due 2012 (the “Notes”) is 100% of the principal amount of the Notes plus any accrued and unpaid interest, Additional Amounts and Additional Interest to, but not including, the purchase date. As of November 11, 2010, there was $32,050,000 aggregate principal amount of the Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.5

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Willbros Group, Inc., a Delaware corporation (the “Company”), and relates to the obligation to purchase for cash the 6.5% Convertible Senior Notes due 2012 (the “Notes”) issued by the Company, pursuant to the requirements of the Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, Bank of Texas, N.A. (the “Trustee”), as successor in interest to The Bank of New York Mellon (formerly known as The Bank of New York) (such Indenture, as amended and modified by the First Supplemental Indenture thereto dated as of November 2, 2007, the Second Supplemental Indenture thereto dated as of March 3, 2009, and the Third Supplemental Indenture thereto dated as of July 1, 2010, the “Indenture”). The obligation to purchase is pursuant to the terms and subject to the conditions set forth in the Indenture, the Notes, and the Company Notice to Holders of 6.5% Convertible Senior Notes due 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (the Company Notice and such related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Notes and is obligated to purchase for cash all of the Notes pursuant to the terms of the Indenture if properly tendered by the holders of the Notes (the “Holders”), subject to the terms and conditions set forth in the Option Documents. The Notes are convertible into common stock, par value $0.05 per share, of the Company in accordance with the Indenture. The Company’s principal executive offices are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and its telephone number is (713) 403-8000. The Company’s subsidiary, Willbros United States Holdings, Inc., acts as guarantor on the Notes. The principal executive offices and telephone number of such subsidiary are the same as that of the Company.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements are not considered material to a security holder’s decision whether to sell, tender or hold securities, and are therefore not required, when (i) the consideration being paid to such holders consists solely of cash, (ii) the obligation to repurchase is not subject to any financing condition, and either (iii) the Company is a public reporting company that files reports electronically on EDGAR, or (iv) the obligation to purchase applies to all outstanding Notes. Based on the foregoing, financial statements are not included as part of this Schedule TO.

(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of 6.5% Convertible Senior Notes due 2012, dated November 12, 2010.

(a)(1)(B)	Form W-9.

(a)(5)	Press Release issued by the Company on November 12, 2010.

(b)	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as Guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s current report on Form 8-K dated June 30, 2010, filed July 7, 2010.

(d)(1)	Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated December 21, 2005, filed December 23, 2005.

(d)(2)	First Supplemental Indenture, dated as of November 2, 2007, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(3)	Waiver Agreement dated November 2, 2007, between Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Portside Growth and Opportunity Fund with respect to the First Supplemental Indenture listed in Exhibit (d)(2) above, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(4)	Second Supplemental Indenture dated as of March 3, 2009, among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, Willbros United States Holdings, Inc., a Delaware corporation (formerly known as Willbros USA, Inc.), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(d)(5)	Form of Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 10, 2010, filed March 16, 2010.

(d)(6)	Form of Amendment to Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, filed May 10, 2010.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLBROS GROUP, INC.
By:	/s/ Van A. Welch
Name:	Van A. Welch
Title:	Senior Vice President and Chief Financial Officer

Dated: November 12, 2010

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Company Notice to Holders of 6.5% Convertible Senior Notes due 2012, dated November 12, 2010.

(a)(1)(B)	Form W-9.

(a)(5)	Press Release issued by the Company on November 12, 2010.

(b)	Credit Agreement dated as of June 30, 2010, among Willbros United States Holdings, Inc., a subsidiary of the Company, as borrower, the Company and certain of its subsidiaries, as Guarantors, the lenders from time to time party thereto, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”), as Administrative Agent, Collateral Agent, Issuing Bank, Revolving Credit Facility Sole Lead Arranger, Sole Bookrunner and participating Lender, UBS Securities LLC (“UBS”), as Syndication Agent, Natixis, The Bank of Nova Scotia and Capital One, N.A., as Co-Documentation Agents, and Crédit Agricole and UBS as Term Loan Facility Joint Lead Arrangers and Joint Bookrunners, incorporated by reference to Exhibit 10 to the Company’s Form 8-K dated June 30, 2010, filed July 7, 2010.

(d)(1)	Indenture, dated as of December 23, 2005, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated December 21, 2005, filed December 23, 2005.

(d)(2)	First Supplemental Indenture, dated as of November 2, 2007, by and among Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), Willbros United States Holdings, Inc. (formerly known as Willbros USA, Inc.), as guarantor, and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(3)	Waiver Agreement dated November 2, 2007, between Willbros Group, Inc., a Republic of Panama corporation (predecessor in interest to the Company), and Portside Growth and Opportunity Fund with respect to the First Supplemental Indenture listed in Exhibit (d)(2) above, incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated November 2, 2007, filed November 5, 2007.

(d)(4)	Second Supplemental Indenture dated as of March 3, 2009 among Willbros Group, Inc., a Republic of Panama corporation, Willbros Group, Inc., a Delaware corporation, Willbros United States Holdings, Inc., a Delaware corporation (formerly known as Willbros USA, Inc.), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 3, 2009, filed March 4, 2009.

(d)(5)	Form of Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K dated March 10, 2010, filed March 16, 2010.

(d)(6)	Form of Amendment to Consent Agreement and Third Supplemental Indenture, incorporated by reference to Exhibit 4.3 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, filed May 10, 2010.

(g)	Not applicable.

(h)	Not applicable.

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